Exhibit 99.8

 Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2007 and 2006

(expressed in Canadian dollars)

Report of Independent Registered Chartered Accountants

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2005 and for the year then ended were audited by another firm of chartered accountants who expressed an opinion without reservation on those financial statements in their audit report dated February 24, 2006.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 20, 2008	Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants for US Readers on Canada-United States of America Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 20, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 20, 2008	Independent Registered Chartered Accountants

TITAN TRADING ANALYTICS INC. (Continued under the Laws of Alberta) “A Development Stage Corporation” Consolidated Balance Sheets As at October 31, 2007 and 2006 (expressed in Canadian dollars)

	2007	2006

ASSETS
CURRENT
Cash and cash equivalents	$18,664	$314,450
Short-term investments (Note 4)	221,807	---
Sundry Receivable	404	4,954
Prepaid expenses & deposit	7,757	73,865
	248,632	393,269
Deposit	23,500	---
Equipment (Note 5)	159,270	62,435
	$431,402	$455,704

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$274,173	$281,780
Loans and advances (Note 6)	350,831	216,082
	625,004	497,862

Commitments (Note 10)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	8,795,045	6,717,678
Warrants (Note 7)	812,255	725,989
Contributed surplus (Note 7)	2,119,682	1,913,572
Deficit	(11,920,584)	(9,399,397)
	(193,602)	(42,158)
	$431,402	$455,704

See accompanying notes

Approved on behalf of the Board:

“Kenneth W. Powell”	“Robert F. Roddick”
Signed	Signed

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Operations and Comprehensive Loss
Years ended October 31, 2007, 2006 and 2005
(expressed in Canadian dollars)

	2007	2006	2005	Cumulative from 2002 (inception of development stage)

EXPENSES
Software development (Note 9)	---	1,891,479	---	1,891,479
Research and development (Note 9)	1,331,369	860,456	609,130	2,981,486
General and administrative (Note 9)	1,079,507	820,450	723,638	3,460,722
Amortization	35,951	11,840	8,722	321,056
Bank charges and interest	39,769	29,138	1,752	76,120
Bad debt	---	---	---	3,000
Loss (Gain) on foreign exchange	42,566	(5,384)	47	40,167

Loss from operations	2,529,162	3,607,979	1,343,289	8,774,030
Interest and other income	7,975	---	---	8,557

Net loss and comprehensive loss	(2,521,187)	(3,607,979)	(1,343,289)	(8,765,473)

LOSS PER SHARE – Basic	$(.07)	$(0.13)	$(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	35,838,813	27,306,799	18,397,266

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Shareholders’ Equity
Years ended October 31, 2007, 2006 and 2005
(expressed in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Deficit	Total
October 31, 2004	3,948,594	116,544	11,200	(4,381,529)	(305,191)
Net loss				(1,343,289)	(1,343,289)
Change in Accounting policy				(66,600)	(66,600)
Private placement	800,362	133,121			933,483
Warrants exercised	72,240	(20,640)			51,600
Shares issued for debt	472,309				472,309
Stock compensation expense			211,694		211,694
October 31, 2005	5,293,505	229,025	222,894	(5,791,418)	(45,994)

Net loss				(3,607,979)	(3,607,979)
Expired/cancelled warrants		(58,274)	58,274		---
Software transfer		316,479	1,575,000		1,891,479
Private placement	1,060,253	324,706			1,384,959
Warrants exercised	363,920	(85,947)			277,973
Stock compensation expense			57,404		57,404
October 31, 2006	6,717,678	725,989	1,913,572	(9,399,397)	(42,158)

Net loss				(2,521,187)	(2,521,187)
Expired/cancelled warrants		(11,633)	11,633		---
Stock options exercised	78,904		(23,342)		55,562
Warrants exercised	884,171	(86,150)			798,021
Private placement	865,292	184,049			1,049,341
Warrants issued	249,000				249,000
Stock compensation expense			217,819		217,819
October 31, 2007	8,795,045	812,255	2,119,682	(11,920,584)	(193,602)

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Shareholders’ Equity
Years ended October 31, 2007, 2006 and 2005
(expressed in Canadian dollars)

	2007	2006	2005	Cumulative from 2002 (inception of development stage)
OPERATING
Net loss	$(2,521,187)	$(3,607,979)	$(1,343,289)	$(8,765,473)
Adjustments for non-cash items
Software development expense		1,891,479	---	1,891,479
Amortization	35,951	11,840	8,722	321,056
Research and development	249,000	62,735	262,500	574,235
Share option expense	217,819	57,404	123,654	429,862
Loss on disposal of equipment		---	---	1,021

Net changes in non-cash working capital balances:
Sundry receivable	4,550	4,483	2,226	3,409
Prepaid expenses	42,608	(73,161)	(704)
Accounts payable and accrued liabilities	(7,608)	114,080	(4,745)	(29,323)
				241,467

	(1,978,867)	(1,539,119)	(951,636)	(5,332,267)
INVESTING
Loan receivable	---	---	---	(62,735)
Purchase of equipment	(132,786)	(43,276)	(20,666)	(202,377)
Short-term investments	(221,807)	---	---	(221,807)
	(354,593)	(43,276)	(20,666)	(486,919)
FINANCING
Issue of common shares and warrants net of issue costs	1,902,925	1,662,932	1,021,523	4,916,795
Redemption of common shares	---	---	(15,000)	(15,000)
Loans and advances	134,749	124,722	77,206	560,638
	2,037,674	1,787,654	1,083,729	5,462,433
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(295,786)	205,259	111,427	(356,753)

CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), BEGINNING OF PERIOD	314,450	109,191	(2,236)	375,417

CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF PERIOD	$18,664	$314,450	$109,191	$18,664

CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$39,769	$29,138	1,752	76,120

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS & GOING CONCERN

(a)	Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The Company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

(b)	Going concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years as they have not completed the development of their financial software, and has an accumulated deficit of $11,920,584 at October 31, 2007.  As at October 31, 2007, the Company also has a working capital deficiency of $376,372.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity (See subsequent events, Note 13). The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2008.  However, management can provide no assurance thereon.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY

Effective November 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Disclosure and Presentation, Section 1530, Comprehensive Income; Section 3251, Equity; and Section 3865, Hedges.  The adoption of the foregoing standards had no transitional impact on the Company’s opening deficit or accumulated other comprehensive income.

CICA Handbook Section 3855 and 3861 establish standards for recognition, measurement, disclosure and presentation of financial instruments, which include financial assets, financial liabilities, derivatives and embedded derivatives.   Financial instruments, including derivatives, are measured in the consolidated balance sheet at fair value on acquisition.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amount would be recorded in net income.  Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Subsequent measurement
Cash and cash equivalents	Held for trading	Fair market value
Short-term investments	Held for trading	Fair market value
Sundry receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Loans and advances	Other liabilities	Amortized cost

CICA handbook Section 1530, establishes standards for comprehensive income. Comprehensive income, which consists of net income and other comprehensive income represents changes in shareholders’ equity during a period arising from transactions with non-owners.  Other comprehensive income consists of changes to unrealized gains and losses on available-for-sale financial assets, as well as foreign currency translation adjustments of self-sustaining foreign operations during the period.   Comprehensive income measures net earnings for the period plus other comprehensive income.  Amounts reported as other comprehensive income will be accumulated in a separate component of shareholders’ equity as “Accumulated Other Comprehensive Income (Loss).”

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY (continued)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.  The implementation of this section did not have a material impact on the Company’s financial statements.

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not have any hedging items so the implementation of this section did not have a material impact on the financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.  There were no development costs capitalized during the year.

Equipment

Computer equipment is carried at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is carried at cost less accumulated amortization and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation.  Gains and losses resulting from translation adjustments are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment, fair value of financial instruments, and determining the fair value of stock-based compensation.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

Stock-based compensation

The fair value of stock options are calculated at the date of grant and is expensed over the vesting period of the options on a straight-line basis.  The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires certain assumptions to be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected future volatility of the stock.  As the options are exercised, the consideration paid, along with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Future Accounting Pronouncements

Effective November 1, 2007, the Company will be required to adopt the following new CICA standards:

- Section 3862 “Financial Instruments – Disclosure”
- Section 3863, “Financial Instruments – Presentation”
- Section 1506, “Accounting Changes”, and
- Section 1535, “Capital Disclosures”

Financial Instruments – Disclosure and Presentation

Handbook Section 3862 “Financial Instruments – Disclosure” and Section 3863 “Financial instruments – Presentation” will replace Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the former presentation requirements.  The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Changes

Under the new standard, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.   Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these charges in earnings.  These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after November 1, 2007.

Capital Disclosures

This section will require additional disclosures of objectives, policies and processes for managing capital.  In addition, disclosures will include whether companies have complied with externally imposed capital requirements.  The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial instruments.

4.	SHORT-TERM INVESTMENTS

Short-term investments consists of a guaranteed investment certificate bearing interest at prime less 2.25%, and matures September 5, 2008.  The investment is collateral for an available line of credit of $120,000 which has not been drawn on at the end of the year.

Short-term investments also include marketable securities of $101,807 held in a trading account which are measured at fair value.

5.	EQUIPMENT

	October 31, 2007			October 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$217,216	$66,926	$150,290	$87,578	$32,728	$54,850
Office Furniture	11,580	2,600	8,980	8,432	847	7,585

Software development costs	947,877	947,877	- - -	947,877	947,877	- - -
	$1,176,673	$1,017,403	$159,270	$1,043,887	$981,452	$62,435

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

6.	LOANS AND ADVANCES	2007	2006

Loan payable, is due to a Director and his associated company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.		187,831	$37,408

Short-term loan, bearing interest at 13% per annum, is secured by a promissory note and due on demand.		100,000	100,000

Private placement funds paid in advance of December 31, 2007 closing (See subsequent events Note 13)		63,000	--

Advances of $70,000 US from partners of Titan Trading Limited Partnership. The advance is non-interest bearing, unsecured and has no fixed terms of repayment		---	78,674
		$350,831	$216,082
The $100,000 short-term loan was repaid in November, 2007.

7.	SHARE CAPITAL

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	- - -	- - -	- - -	- - -
Issued for cash	1	1	- - -	- - -

Balance, October 31, 1994	1	1	- - -	- - -
Issued for cash	4,114,000	1,314,900	- - -	- - -
Warrants issued	- - -	- - -	125,000	- - -

Balance, October 31, 1995	4,114,001	1,314,901	125,000	- - -
Issued for cash	4,302,000	1,055,500	- - -	- - -
Share issuance costs	- - -	(141,089)	- - -	- - -

Balance, October 31, 1996	8,416,001	2,229,312	125,000	- - -
Issued for cash	316,000	442,400	- - -	- - -
Warrants issued	- - -	- - -	158,000	- - -

Balance, October 31, 1997	8,732,001	2,671,712	283,000	- - -
Warrants exercised	125,000	131,250	(125,000)	- - -

Balance, October 31, 1998	8,857,001	2,802,962	158,000	- - -
Warrants cancelled	- - -	- - -	(158,000)	- - -

Balance, October 31, 1999	8,857,001	2,802,962	- - -	- - -
Issued for cash	275,965	572,976	- - -	- - -
Warrants issued	- - -	- - -	250,067	- - -

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7. SHARE CAPITAL – (continued)
	Common Shares		Warrants
	Shares	Amount	Warrants	Amount
Balance, October 31, 2000	9,132,966	3,375,938	250,067	- - -
Issued for cash	680,000	340,000	- - -	- - -
Warrants issued	- - -	- - -	680,000	- - -
Warrants expired	- - -	- - -	(250,067)	- - -

Balance, October 31, 2001	9,812,966	3,715,938	680,000	- - -
Issued for cash	- - -	- - -	- - -	- - -

Balance, October 31, 2002	9,812,966	3,715,938	680,000	- - -
Warrants expired	- - -	- - -	(680,000)	- - -

Balance, October 31, 2003	9,812,966	3,715,938	- - -	- - -
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	- - -	(9,800)	- - -	- - -

Balance, October 31, 2004	13,024,965	3,948,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and cancelled	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	316,479
Warrants expired and cancelled	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	725,989
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904
Warrants expired and cancelled			(581,667)	(11,633)
Shares issued for service	300,000	249,000
Share issuance costs		(92,260)		(17,364)
Balance October 31, 2007	37,813,699	8,795,045	6,508,131	812,255

a)	Share Capital

 2007

In December 2006, the corporation closed a non-brokered private placement of units (“Units), which raised $1,158,965.  The Corporation issued 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”). The Warrants issued were 1,655,632.  The difference of 17.5 fewer

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

a)	Share Capital (continued)

warrants issued is a rounding factor attributed to shareholders proceeds being short of the actual value of shares purchased.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company revised the amount of finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000. The issue costs relating to this placement totaled $99,914.  Share issuance costs also include $9,710 relating to the exercise of warrants and stock options.

The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:  dividend yield of $Nil, expected volatility of 107%, risk free rate of 3.97% and expected life of 2 years.

In February, 2007, the Company issued shares for services to three consultants for their participation in the development, sales and marketing of retail-market software products.  Titan entered into consulting arrangements with the consultants in exchange for 300,000 common shares, in the aggregate, in the capital of Titan at a deemed price of $0.83.

During 2007, a total of 377,500 options and 3,010,403 warrants were exercised.

2006

In July 2006, the Company closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised gross proceeds of $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:  dividend yield of $Nil, expected volatility of 139%, risk free rate of 3.98% and expected life of 2 years.

In February 2006, the Company completed the closing of an expedited private placement, raising  gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants issued were 1,767,954.  The additional 5 warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased. The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance hereof, and a price of $0.40 for the next twelve months, and will expire February 1, 2008. The issue costs relating to these placements totaled $118,407. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $Nil, expected volatility of 142%, risk free rate of 3.88% and expected life of 2 years.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

a)	Share Capital (continued)

2006 (continued)

During 2006, the Company completed a software transfer agreement with companies controlled by directors of the Company.  In exchange for the software, the Company will issue 4,500,000 common shares and 2,000,000 warrants.  The 4,500,000 common shares to be issued is contingent on the Company achieving certain milestones as follows:

a)	upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued;

b)	upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued; and

c)	upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued.

A total of 1,000,000 purchase warrants issued are exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieves at least $1.2 million of gross revenue for the preceding one year period.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided the Company achieves gross revenue of $1.8 million for the one year period commencing June 1, 2007.  The fair value of the common shares to be issued and warrants have been determined to be $1,575,000 and $316,479 respectively, with a corresponding value of $1,891,479 attributed to software development.

Escrowed Shares

As at October 31, 2007, 300,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

Stock Options

In January 2007 the Company issued 1,825,000 stock options to directors, officers and consultants of the Company exercisable at $0.30. The options will expire on January 8, 2012. In June, 2007, the Company issued 200,000 stock options to a consultant exercisable at $0.69 which expire on June 28, 2012.  In August, 2007 the Company issued 130,000 stock options to consultants and employees of the Company exercisable at $0.50 which expire August 28, 2012.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

The following table summarizes the activity of stock options as follows:

Year	2007		2006
	Number of options	Weighted- Average Exercise Price	Number of options	Weighted- Average Exercise Price
Outstanding at beginning of period	3,623,093	$0.17	3,485,593	$0.16
Granted	2,155,000	$0.35	360,000	$0.32
Exercised	(377,500)	$0.15
Cancelled or expired			(222,500)	$0.23
Outstanding at end of period	5,400,593	$0.25	3,623,093	$0.17
Exercisable at end of period	4,150,593	$0.19	3,353,093	$0.16

The following table summarizes information on share options outstanding and exercisable at October 31, 2007:

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$ 0.10	1,435,000	1,435,000	1.1
0.155	495,593	495,593	2.3
0.25	980,000	980,000	3.3
0.315	360,000	270,000	3.7
0.30	1,800,000	887,500	4.2
0.69	200,000	50,000	4.7
0.50	130,000	32,500	4.8
	5,400,593	4,150,593

The Company uses the Black-Scholes option-pricing model to value the options at each grant date under the following weighted-average assumptions:

	2007	2006	2005
Weighted average grant date fair value per share option	0.33	0.32	0.09
Expected dividend rate	0%	0%	0%
Expected volatility	142%	138%	145%
Risk-free interest rate	3.95%	3.95%	4.00%
Expected life of options in years	5 yrs.	5 yrs.	5 yrs.

The amounts estimated according to the Black-Scholes option-pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

Warrants

The following table summarizes information on warrants outstanding at October 31, 2007:

Exercise Prices	Number Outstanding	Expiry Date

$0.40	1,614,065	01-Feb-08
$0.50	1,238,434	31-Jul-08
$0.50	2,000,000	30-Nov-08
$0.50	1,655,632	12-Dec-08

	6,508,131

CONTRIBUTED SURPLUS

The increase in contributed surplus in 2007 is the result of $217,819 (2006 - $57,404) stock based compensation expense, $11,633 (2006 - $58,274) relating to expired and cancelled warrants, and  $23,342 (2006- NIL) to options exercised.

8	FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates of 32.12% (2006- 32.87%) to loss before income taxes.  The differences are as follows:

	2007	2006

Computed tax recovery	$(809,805)	$(1,185,943)
Deductible share issuance costs	(7,042)	(13,533)
Non-deductible expenses	75,094	91,841
Unrecognized losses	741,753	1,107,635
	$-	$-

The tax effect of significant temporary differences is as follows:

	2007	2006

Operating loss carry-forwards	$2,853,172	$2,411,060

Other temporary differences	57,206	37,703
Future income tax assets before valuation allowance	2,910,378	2,448,763
Valuation allowance	(2,910,378)	(2,448,763)
Future income tax assets	$-	$-

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

8	FUTURE INCOME TAXES (continued)

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $8,838,721 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:
	Loss carryforwards in the United States	Loss carryforwards in Canada	Total

2008		585,785	585,785
2009		447,548	447,548
2010		185,347	185,347
2014		458,893	458,893
2015		1,362,971	1,362,971
2026	173,617	3,335,533	3,509,150
2027	318,554	1,970,473	2,289,027
Total	492,171	8,346,550	8,838,721

9.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2007	2006	2005
Management and consulting fees	$167,806	$69,000	$114,769
Research and development	262,958	540,194	600,376
Software development	---	1,891,479	---

Management and consulting fees are paid to a director of the Company and a company controlled by an officer.

Research and development fees are paid to directors and companies controlled by directors.

Accounts payable and accrued liabilities include $90,975 (2006 - $136,992) payable to directors or officers of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

10.	COMMITMENTS

a)	The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total
2008	$104,657
2009	$78,768
2010	$78,768
2011	$78,768
2012	$65,640

b)
Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)
Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

d)
The Company has consulting agreements with two directors of the Company for $10,000 per month each to maintain, support and improve the software, as well as, to provide general software programming and consulting services.  The agreement remains in effect until October 31, 2008.

11.	FINANCIAL INSTRUMENTS

Fair Value

The Company's financial instruments consist of cash and cash equivalents, short-term investments, sundry receivable, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Credit Risk

It is management's opinion that the Company is not exposed to credit risks arising from these financial instruments.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

11.	FINANCIAL INSTRUMENTS (continued)

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Interest Rate Risk

The Company is susceptible to interest rate price risk on its fixed interest loans.

12.	SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

13.	SUBSEQUENT EVENTS

a)
Subsequent to year ending October 31, 2007 the Company announced that it closed a non-brokered private placement of units (”Units”),  which raised just over $1.2 million. The Company will issue 3,036,234 Units at $0.40 Canadian ($0.42 US) per Unit. Each Unit will consist of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian ($0.62 US) and will expire December 7, 2009. Subscription proceeds of $63,000 were received prior to October 31, 2007 (Note 6).

b)
On February 20, 2008, the Company announced it intends to proceed with a non-brokered private placement offering of up to 2,000,000 units at a price of $0.255 Canadian ($0.25 US) per unit for gross proceeds of up to $510,000 Canadian ($500,000 US).  Each unit will consist of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant will entitle the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) for a period of twenty four (24) months from closing.

14.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 35,838,813 (2006 – 27,306,799; 2005 – 18,397,266).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

15.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Consolidated statements of cash flows

Under U.S. GAAP Cash and Cash Equivalents for the statements of cash flows does not include bank indebtedness.  At the 2004-year end the Company had bank indebtedness amounting $2,236 which would have been shown as a financing cash flow under U.S. GAAP, resulting in the cash reconciled to at the end of 2004 being nil and not ($2,236) as disclosed in the Canadian financial statements.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares, with the offset to additional paid-in-capital.  The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

Research and development

Under U.S. GAAP, all development costs are expensed as incurred.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  The Company has not deferred any development costs.

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

15.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 159

In February 2007, the FASB issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.  The Statement would be effective for financial statements issued for fiscal years beginning after November 15, 2007.  The company is assessing the impact this statement will have on its consolidated financial statements.

FIN 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard is effective for fiscal years beginning after December 15, 2006.  The company is assessing the impact this statement will have on its consolidated financial statements.